Exhibit 99.1

MARIS-TECH LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

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MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars

	June 30, 2024	December 31, 2023
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$817,610	$2,050,494
Short-term bank deposits	3,022,787	3,148,746
Trade receivables, net	3,758,554	2,990,305
Other receivables and prepaid expenses	192,929	172,809
Inventories	1,875,724	1,959,651

Total current assets	9,667,604	10,322,005

NON-CURRENT ASSETS:
Restricted deposits	39,152	32,692
Property, plant and equipment, net	450,058	313,649
Severance pay fund	161,867	162,053
Operating lease right-of-use assets	563,266	503,507

Total non-current assets	1,214,343	1,011,901

Total assets	$10,881,947	$11,333,906

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars, except share and per share data

	June 30, 2024	December 31, 2023
	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$910,934	$1,214,621
Current maturities of long-term loans and balance from related parties	578,124	498,781
Other current liabilities	1,216,902	1,344,284

Total current liabilities	2,705,960	3,057,686

LONG-TERM LIABILITIES:
Long-term loans from related parties	317,405	589,468
Non-current operating lease liabilities	331,269	323,071
Accrued severance pay	426,247	469,191

Total long-term liabilities	1,074,921	1,381,730

Total liabilities	3,780,881	4,439,416

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value per share: Authorized:100,000,000 at June 30, 2024 and December 31, 2023; Issued: 7,999,216 shares at June 30, 2024 and December 31, 2023; Outstanding: 7,878,501 at June 30, 2024 and December 31, 2023	-	-
Treasury shares at cost (120,715 ordinary shares at June 30, 2024 and December 31, 2023)	(119,536)	(119,536)
Additional paid-in capital	17,990,928	17,916,149
Accumulated deficit	(10,770,326)	(10,902,123)

Total shareholders’ equity	7,101,066	6,894,490

Total liabilities and shareholders’ equity	$10,881,947	$11,333,906

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF OPERATIONS

U.S. dollars

	Six months ended June 30,
	2024	2023
	Unaudited
Revenues	$3,410,258	$473,853
Cost of revenues	1,476,693	644,480

Gross profit (loss)	1,933,565	(170,627)

Operating expenses
Research and development, net	348,902	441,015
Sales and marketing	415,627	317,729
General and administrative	1,120,695	1,496,137

Total operating expenses	1,885,224	2,254,881

Profit (loss) from operations	48,341	(2,425,508)
Financial income, net	83,456	161,481

Net income (loss)	$131,797	$(2,264,027)

Basic earnings (loss) per ordinary share	$0.02	$(0.29)
Diluted earnings (loss) per ordinary share	$0.02	$(0.29)

Weighted-average shares used to compute net income (loss) per share:
Basic	7,878,501	7,938,525
Diluted	7,946,324	7,938,525

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars, except share and per share data

	Number of shares issued	Treasury shares	Share capital		Additional paid in capital	Accumulated deficit	Total
Balance as of January 1, 2024	7,878,501	$(119,536)	$	(*	$17,916,149	$(10,902,123)	$6,894,490

Share-based compensation	-	-			74,779	-	74,779
Net income	-	-			-	131,797	131,797

Balance as of June 30, 2024	7,878,501	$(119,536)	$	(*	$17,990,928	$(10,770,326)	$7,101,066

	Number of shares issued	Treasury shares	Share capital		Additional paid in capital	Accumulated deficit	Total
Balance as of January 1, 2023	7,999,216	*)-	$	(*	$17,789,380	$(8,192,527)	$9,596,853

Share-based compensation	-	-		-	88,497	-	88,497
Repurchase of treasury shares	(120,715)	(119,536)		-	-	-	(119,536)
Net loss	-	-		-	-	(2,264,027)	(2,264,027)

Balance as of June 30, 2023	7,878,501	(119,536)	$	(*	$17,877,877	$(10,456,554)	$7,301,787

*)	Less than $1.

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities:

Net income (loss)	$131,797	$(2,264,027)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	38,162	28,981
Change is operating lease liabilities	(19,701)	(13,094)
Share-based compensation	74,779	88,497
Decrease in accrued severance pay	(42,944)	(19,867)
Decrease (increase) in trade receivables, net	(768,249)	855,809
Increase in other receivables	(20,120)	(297,295)
Decrease (increase) in inventories	83,927	(404,007)
Decrease in trade payables	(303,687)	(407,759)
Increase (decrease) in other current liabilities	(159,056)	181,767

Net cash used in operating activities	(985,092)	(2,250,995)

Cash flows from investing activities:

Proceeds from short-term deposits	125,959	4,000,000
Purchase of property, plant and equipment	(174,571)	(73,041)

Net cash provided by (used in) investing activities	(48,612)	3,926,959

Cash flows from financing activities:

Repurchase of treasury share	-	(119,536)
Repayment of loan from related party	(192,720)	-

Net cash used in financing activities	(192,720)	(119,536)

Increase (Decrease) in cash, cash equivalents and restricted deposit	(1,226,424)	1,556,428
Cash, cash equivalents and restricted deposit at the beginning of the year	2,083,186	255,530

Cash, cash equivalents and restricted deposits at the end of the period	$856,762	$1,811,958

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2024	2023
	Unaudited
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in the exchange for operating lease liabilities	$68,967	-

Supplementary disclosure on cash flows:

Interest received	$202,688	$124,536

Interest paid	$195	$5,008

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the statements of cash flows:

	Six months ended
	June 30, 2024	June 30, 2023
Cash and cash equivalents	$817,610	$1,780,031
Long term restricted deposit	39,152	31,927
Cash, cash equivalents and restricted deposit	$856,762	$1,811,958

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including artificial intelligence functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). The ordinary shares, no par value per share (the “Ordinary Shares”) and the warrants to purchase ordinary shares, issued as part of the IPO, were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland

b.	These financial statements have been prepared in a condensed format as of June 30, 2024 and for the six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements as of December 31, 2023 and for the year then ended and accompanying notes (“annual financial statements”).

c.	Liquidity and capital resources:

The Company has experienced negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants and long-term loans from related parties. As of June 30, 2024 and December 31, 2023, the Company had working capital of $6,961,644 and $7,264,319, respectively, an accumulated deficit of $10,770,326 and $10,902,123, respectively, and negative cash flow from operating activity of $985,092 and $2,250,995 for the six months ended June 30, 2024 and 2023, respectively.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL (Cont.)

Based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months from August 28, 2024, the date of issuance of these financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim financial statements:

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Maris-Tech Ltd.

The balance sheet as of December 31, 2023, was derived from the audited financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited financial statements should be read in conjunction with the audited financial statements and the related notes thereto as of and for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 21, 2024.

In management’s opinion, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2024, the Company’s results of operations, shareholders’ equity and cash flows for the six months ended June 30, 2024 and 2023. The results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024 or any other future interim or annual period.

b.	Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these policies during the six months ended June 30, 2024.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional currency:

A majority of the Company’s customer orders are indexed to United States dollars (“dollar” or “U.S. dollars”). In addition, a substantial portion of the Company’s purchase orders are indexed to the dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (ASC) No. 830 “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

d.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations, the estimated benefit period of deferred contract acquisition costs, the allowance for credit losses, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and property and equipment, the incremental borrowing rate for operating leases, and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	REVENUES

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the six months ended June 30, 2024 and 2023:

	Six months ended
	June 30, 2024	June 30, 2023
Sales of products	$3,200,126	$473,853
Services and Non-recurring engineering and proof of concept contracts	210,132	-
	$3,410,258	$473,853

The following table summarizes revenue by region based on the shipping address of customers:

	Six months ended
	June 30, 2024	Percentage of Revenue	June 30, 2023	Percentage of Revenue
Israel	3,300,771	96.8%	204,001	43.1%
England	85,832	2.5%	72,692	15.3%
United States	3,595	0.1%	950	0.2%
Rest of World	20,060	0.6%	196,210	41.4%
	$3,410,258	100%	$473,853	100%

NOTE 4:-	LEASES

The Company is a party to three lease agreements for its facilities in Israel which expire in October 2024. The Company has the option to extend the agreements for additional periods until October 2027. In addition, the Company also leases vehicle under operating lease agreement, which expires in 2027.

Aggregate lease payments for the right of use assets over the remaining lease period as of June 30, 2024 are as follows:

Remaining of 2024	$81,548
2025	163,097
2026	163,097
2027	124,038

Total undiscounted cash flows	$531,780
Less - imputed interest	41,047

Present value of operating lease liabilities	$490,733

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 4:-	LEASES (Cont.)

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

Weighted-average remaining lease term (years)	3.26

Weighted-average discount rate	5.51%

NOTE 5:-	COMMITMENTS AND CONTINGENCIES

a.	Liens:

The Company’s long-term restricted deposits in the amounts of $39,152 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Six months ended June 30,
	2024	2023
Basic net earnings (loss) per ordinary share:
Numerator:
Allocation of undistributed earnings	$131,797	$(2,264,027)
Denominator:
Weighted average number of shares	7,878,501	7,938,525
Basic earnings (loss) per ordinary share	$0.02	$(0.29)

Diluted net earnings (loss) per ordinary share:
Numerator:
Allocation of undistributed earnings	$131,797	$(2,264,027)

Denominator:
Number of shares used in basic calculation	7,878,501	7,938,525
Effect of dilutive securities:
Weighted average effect of dilutive securities	67,823	-
Denominator for diluted earnings per ordinary share	7,946,324	7,938,525
Diluted earnings (loss) per ordinary share	$0.02	$(0.29)

*	After deduction of the weighted number of shares resulting from the purchase of treasury shares

The total weighted average number of shares related to outstanding options that have been excluded from the computation of diluted net loss per Ordinary Share due to their antidilutive effect was 15,515,579 and 5,681,287 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 7:-	EQUITY

a.	Share capital:

As of June 30, 2024, the Company’s share capital was composed of 7,999,216 Ordinary Shares issued and 7,878,501 ordinary shares outstanding.

b.	Treasury shares:

On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1,000,000 to repurchase its Ordinary Shares.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:-	EQUITY (Cont.)

The Repurchase Plan authorized the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and was subject to the approval of the Israeli court, which ensured that the Company has enough resources for the Repurchase Plan without affecting its other on-going obligations and commitments.

On March 31, 2023, the Company completed the Repurchase Plan. The Company repurchased 120,715 Ordinary Shares in the total amount of $119,536, representing approximately 1.5% of its issued and outstanding Ordinary Shares, at an average price of $0.987 per Ordinary Share.

NOTE 8:-	SHARE BASED COMPENSATION

On May 15, 2023, the compensation committee of the board of directors of the Company, approved and recommended that the Company’s shareholders approve, the repricing of the exercise price of the existing options to purchase Ordinary Shares of the Company of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). Other than the exercise price, all other terms of the existing options granted to such officers and directors did not change. On June 28, 2023, the Company’s shareholders approved the Repricing and the Repricing was completed in July 2023. The Repricing was recognized as a modification with additional expense of $59,379 that will be recognized over the remainder of the vesting period and $58,818 recognized during the period ended June 30, 2023.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	SHARE BASED COMPENSATION (Cont.)

Share-based compensation was recorded in the following items within the statements of operation:

Six months ended June 30, 2024

Cost of revenues	$12,201
Research and development, net	19,082
Sales and marketing	8,563
General and administrative	34,933

Total expenses	$74,779

A summary of the share option activity for the six months ended June 30, 2024 is as follows:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of December 31, 2023	216,426	$1	3.89	$0.04
Granted	477,914	1.06
Forfeited	7,500	1.06

Options outstanding as of June 30, 2024	686,840	$1.04	2.06	$0.44

Options exercisable as of June 30, 2024	118,337	$1	2.68	$0.48

On January 15, 2024, the Company granted warrants to purchase up to an aggregate of 20,000 Ordinary Shares, at an exercise price of $1.06 per share, to certain of the Company’s service providers.

As of June 30, 2024, unrecognized share-based compensation cost related to unvested share-based compensation awards was $407,114, which is expected to be recognized over a weighted-average period of 3.01 years.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	RELATED PARTY TRANSACTIONS

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the loan facility agreement (as amended on June 30, 2021, the “Loan Facility Agreement”) with Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director and the Company’s second largest shareholder, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of free cash (as defined in the Amendment) of the Company, and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). Pursuant to the Amendment, the total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250). As of June 30, 2024, the outstanding amount under the Loan Facility Agreement is $895,529. The loans were classified as long term liabilities in the amount of $317,405 and short term liabilities in the amount of $578,124.

On March 3, 2021, the Company entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, the Company’s Chief Executive Officer and a director of the Company, pursuant to which Mr. Kashi provides the Company with mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS350 (approximately $97). The amended terms of Mr. Kashi’s agreement were approved on March, 2024 by the Audit Committee and the board of directors, and subsequently approved and ratified by the Company’s shareholders at the Company’s 2024 annual general meeting of shareholders.

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